UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

February 2026 Private Placement

On February 23, 2026, Golden Heaven Group Holding Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “February 2026 Private Placement”) of 15,000,000 Class A ordinary shares of par value $1.875 per share (the “Class A Ordinary Shares”) at the subscription price of US$1.20 per Class A Ordinary Share and warrants to purchase up to an aggregate of 30,000,000 Class A Ordinary Shares (the “Warrants”).

The Warrants have an exercise price of US$1.2 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after issuance date and will expire five (5) years after that date.

The February 2026 Private Placement is expected to close in March 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement, including, among other things, a condition precedent that the par value of the Class A Ordinary Shares is reduced to US$0.00001 per share. The Company intends to use the proceeds from the February 2026 Private Placement as follows: (i) approximately 40% for constructing new amusement parks and acquiring and investing in other companies to expand market share, (ii) approximately 20% for upgrading existing amusement parks, (iii) approximately 10% for marketing and promotion to enhance brand awareness, (iv) approximately 10% for improving internal control, and (v) remaining for working capital and general corporate purposes.

The foregoing description of the Securities Purchase Agreement and form of the Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Securities Purchase Agreement which is filed as Exhibit 10.1 and 10.2 hereto, respectively, and is incorporated herein by reference.

Amendment to December 2025 Warrant

As previously disclosed, on December 4, 2025, the Company entered into a securities purchase agreement with certain investors for a private placement offering of 15,000,000 Class A Ordinary Shares at the subscription price of US$2.50 per Class A Ordinary Share and warrants to purchase up to an aggregate of 30,000,000 Class A Ordinary Shares (the “December 2025 Warrants”). The December 2025 Warrants have an exercise price of US$4.0 per share (subject to adjustment as set forth in the December 2025 Warrants), are exercisable on or after December 4, 2025 and will expire five (5) years after that date.

On February 23, 2026, the Company entered into a series of amendments to warrant (the “Amendments to Warrant”) with existing holders of the December 2025 Warrants, pursuant to which, (i) the exercise price were amended from US$4.0 to US$1.0, and (ii) the exercise of the December 2025 Warrants is subject to the condition that the par value of the Class A Ordinary Shares is reduced to US$0.00001 per share.

The foregoing description of the form of the Amendment to Warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the full texts of the form of an amendment to warrant, which is filed as Exhibits 10.3 to this Form 6-K and is incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, and (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated February 23, 2026 between Golden Heaven Group Holdings Ltd. and Purchasers
10.2	Form of Warrant
10.3	Form of Amendment to Warrant dated February 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: February 23, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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